UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

BNS HOLDING, INC.

(Name of Issuer)

Common Stock, $0.01 par value

 (Title of Class of Securities)

055966105

 (CUSIP Number)

Warren B. Kanders c/o Kanders & Company, Inc. One Landmark Square, 22nd Floor Stamford, CT 06901
Copy to: Robert L. Lawrence, Esq. Kane Kessler, P.C. 1350 Avenue of the Americas, 26th Floor New York, New York 10019 (212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2007

 (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ (See explanatory note to this Schedule 13D)

CUSIP No. 055966105	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warren B. Kanders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150,000 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 150,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.94%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 055966105	13D	Page 3 of 5 Pages

This Amendment No. 1 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on April 19, 2007 (collectively, the “Statement”) by Warren B. Kanders (the “Reporting Person”) with respect to shares of common stock, par value $0.01 (the “Common Stock”) of BNS Holdings, Inc. (the “Issuer”). Unless specifically amended hereby, the disclosures set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Statement.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended by the addition of the following:

On May 2, 2007, the Reporting Person was notified in writing by the Issuer that the Issuer has an existing poison pill or Rights Plan dated February 13, 1998, as amended (as so amended, the “Rights Plan”) that is triggered by any person acquiring in excess of 4.99% of the Issuer’s Common Stock. In order to avoid triggering the Rights Plan, the Reporting Person agreed to decrease his beneficial ownership of Common Stock to below 4.98% by the end of business on July 27, 2007. As described in Item 5 of this Statement, on May 22, 2007, the Reporting Person decreased his beneficial ownership of Common Stock to 4.94%.

Other than as set forth in this Item 4, the Reporting Person does not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of the Statement. The Reporting Person intends to review its investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the Board of Directors of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may, in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Common Stock, selling Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

CUSIP No. 055966105	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended as follows:

(a), (b) and (c). As of May 22, 2007, the Reporting Person may be deemed to be the beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of 150,000 shares of Common Stock, constituting approximately 4.94% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 3,035,944 Common Shares outstanding as of January 31, 2007, as set forth in the Issuer’s most recent report on Form 10-Q for the period ended January 31, 2007, filed with the Securities and Exchange Commission on March 19, 2007), over which the Reporting Person exercises sole voting and dispositive power on behalf of himself and his immediate family.

No transactions in the shares of the Issuer’s Common Stock have been effected by the Reporting Person during the last 60 days except the following transactions, each of which was made in a broker’s transaction in the open market. Prices do not include brokerage commissions.

Date	Number of Shares	Price Per Share	Type of Transaction
April 4, 2007	5,000	$12.23	Purchase
April 9, 2007	1,500	$12.25	Purchase
April 10, 2007	18,500	$12.25	Purchase
May 22, 2007	25,000	$12.80	Sale

(d). Not Applicable.

(e). As of May 22, 2007, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

CUSIP No. 055966105	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: May 25, 2007

By:	/s/ Warren B. Kanders
Warren B. Kanders